[redacted]

09042299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~53544~~ 53595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legent Clearing LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue, Suite 400
(No. and Street)

Omaha (City) NE (State) 68114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant 402-384-6145 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 04 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY A. COVILLE
General Notary
State of Nebraska
My Commission Expires Oct 2, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (To be filed separately)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Members and Managers
Legent Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Legent Clearing LLC (the "Company"), a wholly-owned subsidiary of Legent Group LLC, as of June 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of Legent Clearing LLC at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2009

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Group LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 2,494,877
Cash and securities segregated in compliance with federal and other regulations	108,108,332
Deposits with clearing organizations	7,447,143
Securities owned, at fair value	3,060,999
Receivable from brokers, dealers and clearing organizations	16,965,967
Receivable from customers, net of allowance of $278,393	111,922,011
Secured demand note receivable	6,000,000
Property and equipment, net of accumulated depreciation and amortization of $1,221,309	957,178
Notes receivable	11,444,304
Intangible assets, net of accumulated amortization of $2,205,241	2,787,759
Other assets	2,619,692
Total assets	$ 273,808,262

LIABILITIES AND MEMBER'S EQUITY

Payable to customers	$ 196,038,672
Notes payable to banks	13,100,000
Payable to brokers, dealers and clearing organizations	18,515,776
Related party payables	1,021,709
Accounts payable and accrued liabilities	11,591,365
	240,267,522
Subordinated borrowings	16,000,000
Member's equity	17,540,740
Total liabilities and member's equity	$ 273,808,262

See notes to statement of financial condition

1. Basis of Presentation and Nature of Operations

Basis of Presentation

Legent Clearing LLC (the "Company") is a wholly-owned subsidiary of Legent Group LLC (the "Parent") and is headquartered in Omaha, Nebraska.

Nature of Operations

The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash and securities segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Customer Transactions

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, with related revenue and expense reported on a trade date basis.

Securities Owned

Securities owned that are readily marketable are valued at fair value based on quoted market prices. Securities owned that are not readily marketable are carried at fair value based on management's estimate of fair value. The change in market or fair value is included in income for the year. As of June 30, 2009, the Company had securities owned with a fair value of $2,105,045 on deposit with the Options Clearing Corporation ("OCC") for option contracts written or purchased in customer accounts. The securities on deposit cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned

Securities borrowed and loaned transactions are recorded in receivable from and payable to brokers, dealers, and clearing organizations at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

Property and Equipment

Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease.

Income Taxes

The Company and its Parent have elected, under the provision of the Internal Revenue Code, to be treated as a Limited Liability Company. The income and losses of the Company and its Parent are passed through to the member who incurs the tax obligation or receives the tax benefit.

Goodwill and Intangible Assets

The Company recorded goodwill from the purchase business combination of its Parent to the extent the purchase price of the acquisition exceeded the fair value of the net identifiable assets of the Company. During the third quarter of 2009, the Company conducted its annual assessment of goodwill accordance with SFAS No.142, *Goodwill and Other Intangible Assets*, and concluded that goodwill was impaired based on forecasted discounted net cash flows.

Intangible assets consist of client relationship intangible assets and are also tested for impairment on an annual basis. The Company determined that intangible assets were not impaired. Customer relationships are being amortized over a period of 10 years.

Notes Receivable

The notes receivable are carried at the unpaid principal balance. Notes receivable represent balances due or note arrangements with the Company's correspondent broker dealers. The Company evaluates the collectability of the notes and establishes an allowance if one is deemed necessary. As of June 30, 2009, no allowance for doubtful accounts was deemed necessary. The notes have maturity dates ranging from one to ten years and interest rates ranging from 6% to 10%.

Recently Adopted Accounting Pronouncements

On July 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements,* for financial assets and liabilities, and non-financial assets and liabilities that are recognized or disclosed on the statement of financial condition on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not impose fair value measurements on items not already accounted for at fair value; rather, it applies with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Company's statement of financial condition.

In April 2009, the FASB issued FSP FAS 157-4 (FSP FAS 157-4), *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* FSP FAS 157-4 was issued to provide additional guidance for estimating fair value when the volume and level of activity have significantly decreased and to provide guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP FAS 157-4 requires an entity to disclose the inputs and valuation techniques used to measure fair value and provide a discussion of changes in valuation techniques and related inputs, if any, during the period. The adoption of FSP FAS 157-4 did not have a material impact on the Company's statement of financial condition.

Recently Issued Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.* 115 ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 was effective for the Company beginning on July 1, 2008. The Company has no plans to apply the elective provisions of SFAS No. 159.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For non-public companies, FIN 48 is effective for fiscal years beginning after December 15, 2008 for those companies that have elected to defer FIN 48. The Company has elected to defer the adoption of FIN 48 and is evaluating the impact FIN 48 may have on the statement of financial condition. The Company accounts for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies.*

3. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2009:

Receivable:	
Brokers and dealers	$ 4,572,199
Clearing organizations	2,519,304
Securities borrowed	8,966,628
Securities failed to deliver	907,836
	$ 16,965,967
Payable:	
Brokers and dealers	$ 249,250
Clearing organizations	194,654
Securities loaned	4,787,957
Securities failed to receive	13,283,915
	$ 18,515,776

4. Fair Value of Financial Instruments

Effective July 1, 2008, the Company adopted SFAS No. 157 for financial assets, and non-financial assets and liabilities that are recognized or disclosed on the statement of financial condition on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not own any Level 1 assets or liabilities.

Level 2 inputs are inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include debt obligations of U.S. government and agency entities.

Level 3 inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities and money market mutual funds managed by The Reserve, an independent mutual fund manager, for which the net asset value has declined below $1.00 and the funds are being liquidated.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives. However, on February 19, 2009, April 14, 2009, and June 19, 2009, the Company filed notices with the SEC and Financial Industry Regulatory Authority, Inc. ("FINRA") describing instances of noncompliance with the Company's reserve requirement under Rule 15c3-3. The resulting reserve deficiencies at each date were remedied by the Company and policies and procedures were implemented by the Company to prevent future instances of noncompliance with Rule 15c3-3.

This report is intended solely for the information and use of the Board of Members and Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

At June 30, 2009, the Company's assets measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ -	$ -	$ 930,644	$ 930,644
U.S. government and agency securities	-	2,105,045	-	2,105,045
Other	-	-	25,310	25,310
Securities owned	$ -	$ 2,105,045	$ 955,954	$ 3,060,999

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, notes payable to banks) except for notes receivable and subordinated borrowings, approximates the carrying value due to the short-term nature of the financial instruments and repricing characteristics of the financial instruments. The fair value of the Company's notes receivable was approximately $7,945,000 as of June 30, 2009. Based on the nature of the secured demand note receivable and subordinated borrowings, the Company has concluded that it is not practicable to determine the fair value of these financial instruments.

5. Goodwill and Intangible Assets

The Company tests goodwill and customer relationship intangible assets for impairment on at least an annual basis. Intangible assets consisted of the following at June 30, 2009:

Intangible assets:	
Customer relationships	$ 4,993,000
Less: Accumulated amortization	(2,205,241)
Intangible assets, net	$ 2,787,759

6. Property and Equipment

Property and equipment consisted of the following at June 30, 2009:

Furniture and equipment	$ 1,671,955
Leasehold improvements	186,491
Software	320,041
	2,178,487
Less: Accumulated depreciation and amortization	(1,221,309)
	$ 957,178

7. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2009, the Company had net capital of $15,015,986 which was $12,354,304 in excess of the required net capital requirement of $2,661,682. The Company's percentage of net capital to aggregate debit items was 11.4%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2009 the Company had segregated cash of $102,332,190 under Rule 15c3-3. On July 1, 2009, a withdrawal of $7,100,000 was made as the June 30, 2009 deposit requirement was $94,863,782.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). At June 30, 2009 the Company had a PAIB segregated cash balance of $5,776,110 for PAIB and a PAIB reserve requirement of $5,755,898.

8. **Benefit Plans**

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Members and Managers.

9. **Notes Payable to Banks**

The Company has available uncommitted secured lines of credit of $180,000,000. As of June 30, 2009, there was a balance outstanding of $13,100,000 under these lines secured by customer and non-customer securities with a fair value of $16,874,093. These credit facilities bear interest at rates based on the Federal Funds rate.

The Company also has an uncommitted unsecured line of credit in the amount of $5,000,000. As of June 30, 2009, there were no borrowings outstanding. This credit facility bears interest at a rate based on the Federal Funds rate.

10. **Subordinated Borrowings**

The Company has borrowings of $10,000,000 under a subordinated revolving loan facility from the Parent as of June 30, 2009. These borrowings bear interest at a rate based on the prime rate (4.25% as of June 30, 2009), and mature on dates ranging from October 31, 2009 to May 3, 2010. During fiscal 2009, the Company entered into a $6,000,000 secured demand note and collateral agreement with an entity controlled by a certain member of the Parent. The note payable bears interest of 18% per annum and matures on May 22, 2010. The secured demand note receivable is non-interest bearing and is collateralized by marketable equity securities with an estimated fair value of $12,563,000.

The secured demand note and the borrowings have been approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. These debt facilities are subordinated to the claims of general creditors and to the extent that these debt facilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. FINRA requires more than six months advance notification of intent not to extend the maturity of a subordinated loan agreement. The Company made no such notifications as of August 27, 2009.

11. Commitments and Contingencies

The Company leases office space under operating leases, which expire at varying dates from March 2010 to April 2013.

Following is a schedule of the remaining lease payments:

Year Ending June 30:	
2010	$ 338,120
2011	272,237
2012	272,237
2013	226,864
Total minimum obligations	$ 1,109,458

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome of these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

12. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to

purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company loans securities temporarily to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company borrows securities temporarily from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2009, non-customer and customer margin securities of approximately $142,149,300 and stock borrowings of approximately $8,966,628 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $16,874,093 of these available securities as collateral for bank lines of credit, $4,787,957 as collateral for securities loaned, and $29,754,100 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

13. Related Party Transactions

Certain employees of the Company and members of the Parent maintain margin accounts. The Company had margin loans to managers, employees, and certain members of the Parent of approximately $156,922 at June 30, 2009 which are included in other assets on the statement of financial condition. These loans are made in the ordinary course of the Company's business on terms no more favorable than those available on comparable transactions with other parties.

As of June 30, 2009, the Company had payables to the Parent of $1,021,709. The Company also had subordinated borrowings of $10,000,000 with the Parent as of June 30, 2009.

As of June 30, 2009, the Company had a $6,000,000 secured demand note receivable from and a $6,000,000 secured demand note payable to an entity controlled by a certain member of the Company's Parent.

14. Subsequent Events

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the statement of financial condition is issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its statement of financial condition and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS 165 for the year ended June 30, 2009 and evaluated subsequent events through August 27, 2009 for recording and disclosure, the date the statement of financial condition was issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

August 27, 2009

Legent Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing LLC (the "Company") as of and for the year ended June 30, 2009 (on which we issued our report dated August 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Legent Clearing LLC

(A Wholly-Owned Subsidiary of Legent Group LLC)

(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2009
Independent Auditors' Report and
Independent Auditors' Supplemental Report
on Internal Control

Filed pursuant to Rule Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.